Exhibit 99.1

Former Deputy Secretary at Department of Defense, John C. Rogers, Joins HUB Security Advisory Board

Effective immediately, Rogers’ appointment brings extensive government and defense industry experience to enhance U.S. market position

TEL AVIV, Israel, March 20, 2023 /PRNewswire/ -- HUB Cyber Security Ltd (NASDAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company"), today announced that John C. Rogers has joined its Advisory Board.

Rogers brings over 25 years of experience to Hub Security operating at the intersection of technology, security, public policy, and global challenges. He served as the Principal Deputy Assistant and Deputy Assistant Secretary for legislative affairs at the United States Department of Defense and led a billion-dollar mobility company as CEO.

Rogers’ unique insight and experience make him a valuable addition to the Hub Security Advisory Board. As a former government official with extensive knowledge of government relations, national security, and defense contracts, as well as experience in creatively applying diverse industry technologies to national security solutions - Rogers will provide guidance and strategic advice on HUB’s next era of growth as confidential computing increasingly gains momentum within the ever increasing cybersecurity space - thanks to relentless digitization and increasingly complex security challenges across companies and borders globally.

“I am excited to join Hub Security’s Advisory Board and work with such an innovative and talented team on what is truly next generation and also much needed technology,” said Rogers. “I have been surveying the cybersecurity landscape for years, and never have I seen a more comprehensive, well thought out solution. I look forward to leveraging my government and defense industry experience to help Hub Security reach its potential in providing cutting-edge cybersecurity solutions to its clients, and to finding new and innovative ways to protect against evolving threats.”

Uzi Moskowitz, retired general and CEO of Hub Security, stated: “We are thrilled to have John join our Advisory Board. His strategic vision and creative approach to solving complex challenges will help us continue to innovate and deliver the best possible cybersecurity solutions to our clients, while increasing our reach into new and diverse verticals where confidential computing is needed most.”

Hub Security’s Advisory Board is made up of experts in cybersecurity, fintech, and global finance. With the addition of Rogers, Hub Security will be well positioned to expand its offerings and grow its global reach.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. HUB specializes in unique Cyber Security solutions protecting sensitive commercial and government information. HUB debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook, and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against HUB; (iii) the ability of HUB to meet stock exchange continued listing standards; (iv) the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (v) limited liquidity and trading of HUB's securities; (vii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (viii) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB's final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Contact Details

Hub Cyber Security

hubpr@hubsecurity.io

Company Website

https://hubsecurity.com/

SOURCE Hub Security